NYSE AMEX LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

October 1, 2010

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

The Allied Defense Group, Inc.

Common Stock, $.10 Par Value

Commission File No. 1-11376

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1002(c) of the NYSE Amex LLC Company Guide (the “Company Guide”) which states that the Exchange will consider the suspension of trading in, or removal from listing, any security when, in the opinion of the Exchange the issuer has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company; and

(b)

Section 1003(c)(i) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer if the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as sale, lease, spin-off, distribution, foreclosure, discontinuance, abandonment, destruction, condemnation, seizure or expropriation. Where the issuer has substantially discontinued the business that it conducted at the time it was listed or admitted to trading, and has become engaged in ventures or promotions which have not developed to a commercial stage or the success of which is problematical, it shall not be considered an operating company for the purposes of continued trading and listing on the Exchange.

2.

The Common Stock (the “Common Stock”) of The Allied Defense Group, Inc. (the “Company” or “ADG”) does not qualify for continued listing because:

On June 24, 2010, it entered into a stock and asset purchase agreement with Chemring Group PLC (“Chemring”), pursuant to which the Company would sell substantially all of its assets to Chemring for a purchase price of $59,600,000, in cash and the assumption of certain liabilities. Following consummation of the asset sale, the Company expects to have no significant operating assets and the proceeds from the asset sale would be used to pay off ADG’s debts and liabilities, including severance costs for employees, lease payments, transaction costs associated with the originally contemplated merger with Chemring and the asset sale, vendor bills relating to the costs of being a public company and ongoing operating costs associated with winding down the Company. The balance of proceeds would be retained pending final resolution of the matters related to a Department of Justice (“DOJ”) subpoena and will be used to pay settlement amounts, fines or penalties, if any, incurred as a result of a DOJ subpoena. The remaining amounts, if any, would then be distributed to the Company’s stockholders.

On September 1, 2010, ADG completed the sale of substantially all of its assets.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a) On September 2, 2010, the Exchange notified the Company that it had determined that following the Company’s asset sale to Chemring, the Company triggered the application of Sections 1002(c) and 1003(c)(i) of the Company Guide.  Specifically, the Company sold substantially all of its principal operating assets.  As such, the Company was no longer an operating company for the purposes of continued listing on the Exchange and was subject to delisting pursuant to Sections 1002(c) and 1003(c)(i) of the Company Guide.

(b)  Pursuant to Sections 1203 and 1009(d) of the Company Guide, ADG was given limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by September 10, 2010.

(c)  The Company did not appeal Staff’s decision to a Panel within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Wayne Hosking, Vice President for Corporate Strategic Development, of The Allied Defense Group, Inc.

/s/

Janice O’Neill

Senior Vice President – Corporate Compliance
NYSE Regulation, Inc.